TOTAL’s SALES FOR 2003 FIRST NINE MONTHS

Exhibit 99.14

1.	CONSOLIDATED SALES

	2003	2002
	TOTAL	TOTAL
	(million euros)	(million euros)

UPSTREAM
First quarter	8 186	6 749
Second quarter	6 894	6 731
Third quarter	7 123	7 029

	22 203	20 509
DOWNSTREAM
First quarter	19 418	15 268
Second quarter	16 336	17 755
Third quarter	16 575	17 592

	52 329	50 615
CHEMICALS
First quarter	4 704	4 823
Second quarter	4 288	5 263
Third quarter	4 347	4 926

	13 339	15 012
HOLDING
First quarter	39	28
Second quarter	33	32
Third quarter	33	35

	105	95
Consolidation eliminations of internal sales
First quarter	-4 044	-3 084
Second quarter	-3 204	-3 346
Third quarter	-3 609	-4 159

	-10 857	-10 589
CONSOLIDATED SALES
First quarter	28 303	23 784
Second quarter	24 347	26 435
Third quarter	24 469	25 423

	77 119	75 642

2.	PARENT COMPANY’s SALES

	2003	2002
	(million euros)	(million euros)

OIL & GAS SALES
First quarter	1 230	935
Second quarter	989	1 074
Third quarter	1 022	1 098

	3 241	3 107
SERVICES PERFORMED
First quarter	294	212
Second quarter	289	305
Third quarter	309	272

	892	789
GLOBAL AMOUNT
First quarter	1 524	1 147
Second quarter	1 278	1 379
Third quarter	1 331	1 370

	4 133	3 896